Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc.

(Commission File No. 001-36101)

On June 1, 2026, Tamir Poleg, the CEO of The Real Brokerage Inc. (“Real”), appeared as a guest on the podcast “RealTrending”, hosted by Tracey Velt.

Excerpts from a portion of the transcript appear below and a link to the podcast is here: https://www.housingwire.com/podcast/ai-listing-fragmentation-and-ma-real-brokerages-tamir-polegs-big-bet-on-real-estates-future/

***

Tracey Velt: When the news broke about the acquisition of REMAX by Real, I think a lot of people were surprised that Real was the acquiror. And today I spoke with Tamir Poleg. He’s the CEO of The Real Brokerage. We spoke all about the acquisition and we also dug into AI and listing fragmentation and what the future might look like for agents and brokerages. So, enjoy the podcast.

So, Tamir, lots of things happening with The Real Brokerage right now. Welcome to RealTrending.

Tamir Poleg: Thank you for having me. Yeah, exciting times.

Tracey Velt: Yeah, definitely. So, I think the acquisition of REMAX really took a lot of people by surprise. They didn’t know that Real was in the market to purchase other brokerages and, you know, you’re a tech-forward, tech-enabled brokerage purchasing a legacy franchise model. So why was this the right move right now?

Tamir Poleg: Well, first of all, I’m happy that we managed to surprise people and hopefully we can continue and surprise. I think, I mean, we’ve known REMAX for a long time and it’s the most iconic brand in the real estate industry and everybody knows REMAX. And we started looking at REMAX a few years ago, and I think that at that point we realized that the two companies are very complementary. REMAX has this iconic brand, they’re known everywhere, they have the scale, and Real has the growth and Real has the technology. And when we started trying to analyze why REMAX was kind of slowing down in North America we realized it’s because of a tech gap, it’s because of a value proposition that needed a little bit of a boost, it’s because their franchisees slash brokers are struggling a little bit with margins. And this is exactly what we thought we could help with. We built a tech platform that allows brokerages to be very efficient. We have the growth mindset, we’ve been enjoying great momentum. And we thought that just bringing that energy and that technology and the value proposition to the REMAX side we could really turn around that ship and make their franchisees and agents just more happier and just boost the value proposition.

So, in terms of why we did it, it’s because we thought that we can generate an outcome of a company that kind of covers both worlds. If you’re an agent that seeks more freedom, more flexibility, you’re a little bit more tech-savvy, you want to work from anywhere, you can join under the Real model. If you’re an agent that is looking for more of a brand name office location or office presence, you want your broker close to you, you can join under REMAX. But now we can offer both models under the same umbrella.

In terms of timing, as I said, we’ve been looking at REMAX for a few years and sometimes you have to buy an asset, or a company, when it’s for sale. And it was just now when they decided that it’s the right time for them to engage, so I’m happy we did it. I would have been happier if it was done before just because we could have spent time on building together. But super excited about what we’re going to build moving forward.

Tracey Velt: Yeah, you know, I can’t wait to see, you know, as you move through the process how it goes. And culturally you’re both very different in my mind. So, how do you bridge that gap culturally? And plus they’re franchises, so they don’t automatically have to embrace the tech platform that you have –

Tamir Poleg: Sure.

Tracey Velt: – because they’re individually owned. So, how do you bridge that gap?

Tamir Poleg: When I first met Erik, REMAX CEO, I think it was about a week after he started at REMAX. And I think that the first thing we talked about is the similarities in the culture. Because both companies – both Real and REMAX – focuses on helping agents succeed in real estate. Both companies are focused on productivity, agent productivity. Both companies are kind in nature – we’re trying to disconnect ourselves from the politics in the industry, we’re trying to focus on our businesses. So there are a lot of similarities. I think one thing that a lot of people are missing is the fact that we have such a deep understanding of their brokers’ slash franchisees’ businesses because we run a brokerage, we run a very large brokerage with 34,000 agents. So, we understand what their agents and franchisees are going through, even though REMAX is a franchise and Real is a brokerage. We understand what their clients are actually going through. And I think that that helps us a lot with – in terms of culture. As you mentioned, we are going to operate two very different brands. There will be some overlap. There will be opportunities for agents to enjoy education, which will be combined, lead referrals, which we are going to combine between the two companies, technology that will be shared to some extent. But in essence, REMAX stays REMAX with their own culture; Real stays Real. I think that the cultures are very much aligned but we – we’re also going to be very mindful of the fact that they need to continue and operate as two different brands and agent communities.

Tracey Velt: Yeah, yeah. And you mentioned staying out of politics and I have noticed that you’ve been very, very quiet on private listing and this whole debate going on right now. So what are your thoughts? You know, not whether you support private listings or not, but like what is your focus, you know, moving forward, knowing all of that is happening in the industry right now?

Tamir Poleg: You know, I work for our agents at the end of the day. This is who I serve, this is who we chose to wake up every morning and build for. And the first thing we did when this whole private listing, private exclusive, free marketing started to be a discussion, we just reached out to our agent population and asked them “Is this meaningful to you? Do you want us to do something about it?” And about 95% of our agents on the Real side said, you know, our clients are not even asking us about this. This is not even a discussion. Out of the remaining five percent, 50% of them, so 2.5%, said that their clients are somewhat interested in having a discussion about private listing. So for us it was a clear indication that this is pretty much a lot of noise, at least for our agents, and we shouldn’t try and do anything about it. I do think that there’s a status quo in real estate right now and I think that every time you try to change something in a status quo you have no ability to predict where it will end. And I’ve bought properties in other countries so I know what the experience could look like as a consumer and I’m somewhat concerned that we will end up in a situation that we didn’t want to be in. And that’s my main concern. I think that by combining REMAX and Real and becoming the second-largest brokerage we have a seat at the table, we’re able to move quickly, we have the tech development capabilities to move fast and react. But as of now, I’m not sure that the recent changes are serving anyone meaningfully. And by saying “anyone” I mean agents and consumers – and those are the groups that I care about. And this is why we stay quiet. We’re observing, we’re learning. But if and when the time comes to react, we will. And I think that we’re just thinking about all this just a little bit differently and we have some ideas in mind – some of them are pretty groundbreaking, but we’re not pushing the button yet.

***

Tracey Velt: Yeah, definitely. And, so obviously there’s a lot of M&A activity going on right now. And I’m sure there’s more to come. But, it’s, you know, I think it’s about – it’s different things for different people, but I don’t think it’s all about market share. I think its about data, distribution, kind of control of the consumer relationship. What are your thoughts on that through the lens of Real?

Tamir Poleg: I think that referring to the latest large M&A activities in our space – I think that each of those deals was done because of a different motivation. And I can refer to why we did this. We joined forces with REMAX because we think that it’s a great company that is lacking something and together we can build something amazing. Because they bring something to the table, we bring something to the table, and together it’s – just it becomes a whole. And that’s probably different from what others thought when they did their M&A activities. I do agree that scale and market share is likely to become more important. And maybe it goes back to your question about fragmentation of data and the potential dissemination of MLSs or who controls listing data – which, by the way, I think is something we need to talk about in the industry. I think that that’s kind of a by-product of, you know, our decision to go and offer to merge with REMAX, but we just thought that REMAX is an amazing company that needs something and we could deliver that thing and take them back on a positive growth trajectory.

***

Tracey Velt: So, any last thoughts on, you know anything coming up for Real other than the obvious closing of your transaction?

Tamir Poleg: No, I mean, obviously we’re focused on closing the transaction and hitting the ground running. I know that a lot of folks on the REMAX side are really looking forward to hearing from us and understanding the vision for the combined company and learning about the technology. This is what we’re going to be focused on for the foreseeable future. We’re obviously keeping an eye on the industry and everything that’s happening and still trying to be opportunistic when it comes to any opportunity that will arise in the marketplace or in the industry to maybe even do something more on the acquisition front, or maybe any kind of partnership that we can do that makes sense that could improve our agent experience or the consumer experience. It will be interesting to see how things play out with everything you mentioned at the beginning of the call with private listings and MLSs and just data overall.

Tracey Velt: Yeah, absolutely. And I look forward to seeing that breaking news from you. Thanks so much, Tamir, for joining the RealTrending podcast. It’s always a pleasure to speak with you.

***

Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“REMAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this communication or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.